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Warner Music Group Corp.
75 Rockefeller Plaza
New York, NY 10019

                      May 9, 2005

Re:	Warner Music Group Corp. Registration Statement on Form S-1 (File No. 333-123249)

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Ladies and Gentlemen:

        Warner Music Group Corp. (the "Registrant"), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that the Registration Statement may become effective at 2:00 p.m. Eastern Standard Time, on May 10, 2005, or as soon thereafter as practicable.

        The Registrant hereby acknowledges that should the Securities and Exchange Commission (the "Commission") or the staff of the Division of Corporation Finance (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The Registrant also acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant further acknowledges that it may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We request that we be notified of such effectiveness by telephone call to Edward P. Tolley III at (212) 455-3189 or Mary Kuan at (212) 455-2257 of Simpson Thacher & Bartlett LLP.

Very truly yours,

WARNER MUSIC GROUP CORP.

By:	/s/ PAUL ROBINSON Name: Paul Robinson Title: EVP and Deputy General Counsel

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Warner Music Group Corp. 75 Rockefeller Plaza New York, NY 10019